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                             September 13, 2023

       Fidji Simo
       Chief Executive Officer
       Maplebear Inc.
       50 Beale Street, Suite 600
       San Francisco, CA 94105

                                                        Re: Maplebear Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 11,
2023
                                                            File No. 333-274213

       Dear Fidji Simo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Capitalization, page 98

   1. Please provide us with your computation of the additional paid-in capital amounts in the pro forma and pro forma
as adjusted columns.
       Dilution, page 101

   2. Please provide us with your computation of historical net tangible book deficit, pro forma net tangible book
value, and pro forma as adjusted net tangible book value as of June 30,
                                                        2023.
 Fidji Simo
FirstName
Maplebear LastNameFidji   Simo
           Inc.
Comapany 13,
September  NameMaplebear
               2023         Inc.
September
Page  2    13, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jon Avina